Exhibit 99.5
Afternoon Earnings Call

INFOSYS LIMITED
AFTERNOON EARNINGS CALL
July 12, 2012

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director.

V. Balakrishnan
Member of the Board, Chief Financial Officer

Chandrashekar Kakal
Senior Vice President, Global Head of Business IT Services and Member - Executive Council

B. G. Srinivas
Member of the Board, Head of Europe and Global Head of Financial Services & Insurance

ANALYSTS

Ankur Rudra
Ambit Capital

Edward Caso
Wells Fargo

Priya Sunder
Avendus Securities

Bhuvnesh Singh
Barclays

Pinku Pappan
Nomura

Pranav Tendulkar
Canara Robecco

Pankaj Kapoor
Standard Chartered Securities

Arindam Bhattacharjee
Genesis Investment Management

Rahul B
William Blair

Diviya Nagarajan
UBS

Ananta Narayan
Credit Suisse

Viju George
JP Morgan

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions at the end of today's presentation. If you should need assistance during this conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo of Infosys. Thank you. And over to you, sir.

Sandeep Mahindroo

Thanks Marina. Good afternoon everyone and a very warm welcome to all of you to discuss Infosys’ financial results for the quarter ended June 30, 2012. I am Sandeep from the Investor Relations team in New York. Joining us today on this earnings call is CEO and M.D, S. D. Shibulal, CFO, V. Balakrishnan along with other members of the senior management team. We will start the proceedings with some remarks on the performance of the company for the recently concluded quarter followed by the outlook for the year ending March 31, 2013. Subsequently, we will open up the call for questions. Before I pass it on to the management team I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I will now like to pass it on to S. D. Shibulal.

S. D. Shibulal

Good afternoon, everyone. We have done fairly well in a challenging environment. Our revenue in rupee terms have gone up by 28.5% to 9,616 crores. Our net profit has gone up by 32.9% YoY to 2,289 crores. Our client additions have been pretty strong. We added 51 new clients this quarter, total client base of 711. Our million dollar clients have gone up to 403. Our top 5 clients grew by 4%, our top 10 clients grew by 2.4%. Volume went up by 2.7%. We have seen a pricing decline of 3.7% due to portfolio change as well as sporadic pricing renegotiations this quarter.

Our dollar revenue grew by 4.8% YoY. We met the EPS guidance. On the revenue front, we had given a guidance of $1.771 bn - $1.789 bn. Our revenue in constant currency terms came up to $1.763 bn. There are 2 events which reduce the revenue. Number one was the currency impact which is a $11 mn. Number two, we took a one-time reversal of accrued revenue due to a transformational program cancellation. This is a one-time event. What we have done is a matter of prudence and this is a client-specific event. It is not a secular trend. But that impacted us by about $15 mn. So, these two together $11 mn plus $15 mn reduced the revenue to $1.752 bn for the quarter which is on constant currency terms approximately 0.4% reduction.

The strategic direction is on track. As we said in the last quarter, we have completed the transformation, the leadership is in place. We are seeing positive results in almost all areas. We had good wins this quarter. Our Consulting & System Integration while it came down this quarter, we have seen good wins. We had 4 transformation deal wins this quarter. In the Business and IT service space we had 4 deal wins this quarter, one of them above $300 mn. On our Products and Platforms space, we have 10 new clients additions. We launched a new platform called BrandEdge built along with Fabric, a WPP company this quarter. Our SocialEdge platform is used by more than 10 clients at this point in time. The new areas of growth are also showing resilience. In the Cloud space, we have 3000 people working on 150 engagements. In the Enterprise Mobility space, we have 1200 people working along with 60 clients.

From an overall strategic perspective, we are going ahead in the right direction. We have made the choice to focus on Consulting and System Integration as well as Products and Platforms. We clearly believe that is the right direction for the company. We clearly believe that when the environment improves, we will be ahead in the market and we are continuing to execute on the strategic direction.

Regarding the guidance, guidance is a statement of fact in our case. The first principle on guidance is to remove the asymmetry of information. We had given a guidance of 8%-10%. There has been a currency impact of 1% over FY 12, a pricing impact of 3.7%. Both impact our revenue guidance. At this point in time, we believe given the information which we have, that is the right guidance to give for the year.

Let me conclude by saying that the transformation program which we are undergoing is a marathon. We are seeing some successes QoQ. We look at it on a QoQ basis and we clearly believe that that is the right thing to do. We are on track on the execution. The environment is very challenging and that does reflect on our performance.

Let me now hand over to Bala for his remarks.

V. Balakrishnan

Good afternoon, everyone. Our operating margins for the quarter came down by app 200 basis points. It was as envisaged in the beginning of the quarter because in April we said the first quarter margins could decline by 200 basis points because we are hiring more onsite in the US and we are also investing more on visas which normally comes in the first quarter. The margins in the quarter came as planned. Of course, we had the benefit of rupee during the quarter. Rupee average was 54.83 as compared to 49.96 last quarter. It is a depreciation of something around 9.7%. It improved our margin by 3.7%. But we had the pricing decline of 3.7%. In constant currency, the pricing decline is 3.2%. It is due to the business mix and some sporadic pricing decline. We are not seeing any across the board price decline. Contribution from Consulting and System Integration has come down during the quarter. We are not seeing any across the board decrease, there could be some sporadic decrease somewhere. I think pricing environment is stable. The rupee benefit has been offset by the price decline in the quarter and margins came as we envisaged in the beginning of the quarter.

Our effective tax rate is 27.8% this quarter, we had guided for 28%-29%. This quarter the effective tax rate came down because our profitability outside India has come down but for the year we believe it could be within the range of 28%-29%.

We have a hedging position of $ 1.1 bn. We continue to have a policy of hedging for short-term. We are not taking any long-term view on hedging. We believe the Rupee could still be under pressure for some time to come. Globally, dollar could strengthen across all currencies. With the high oil price and a slower growth what you are seeing in Indian economy, I think the rupee will be under pressure. That is why we have taken rupee at 55 for our guidance for rest of the 3 quarters.

This quarter, the volume growth came much better than what we expected but the pricing decline of 3.2% resulted in 1.1% decline in dollars revenue growth for the quarter. Our treasury yield is over 9.5%. I think it is coming as what we expected.

Going forward for the full year we are assuming the pricing level to continue at the same level what we saw in the first quarter for the next 3 quarters. We are guiding for at least 5% revenue growth in dollar terms which is 6% in constant currency terms. 5% revenue growth implies around 9%-10% volume growth and around 4% decline in pricing.

On the margin front, for the full year we believe the operating margin could be within a narrow band of 50-100 basis points. I think overall in the environment what we are in I think we have done well.

Now we can open the floor for questions.

Moderator

Thank you very much sir. Ladies and gentlemen, we will now begin the question-and-answer session. The first question is from Ankur Rudra from Ambit Capital. Please go ahead.

Ankur Rudra

First question is on demand environment. You mentioned in your comments in the morning that you noticed that many of the industry analysts are bringing down expectations for the year. We noticed in June that Gartner actually increased its expectation in IT Services spending to 2.3% from the second quarter onwards. I was wondering if that indicates a more optimistic outlook and why we do not see that in your guidance, that is the first part of the question. Second part would be just if you can help us understand the difference in outlook from your larger peers in outsourcing?

S. D. Shibulal

If you look at the TPI Index, you can see 35% of the large deals have been either delayed or taken off the table QoQ. If you read some of the other commentaries you can see that large percent of the above billion dollar deals have disappeared. If you look at the consumer confidence in US, you can see that has come down QoQ. There are a number of indicators which are there which indicate a much more deteriorated environment. If you look at the event which has happened between April call and now, a number of them have ben in the Financial Services space. Many of them could not have been predicted. That has impacted our clients. We are clearly seeing delays in decision-making and postponement of deals because of those events. That is the answer to the first part of the question. When I look at the overall situation, the environment today for us is more challenging than what it was in April. The second part of the question is also a reflection of the portfolio which we have and the direction which we have taken. We have a larger percentage of revenue coming from Consulting and Systems Integration from our portfolio. We have a very large percentage of revenue coming from Financial Services. If you put them together, you will get about 65% of the revenue and even if I remove overlap of about maybe 4%-6% app 58% of our revenues is exposed to the parts which are definitely undergoing turmoil. That does reflect in our sentiment and guidance. Different revenue proportions and different revenue profiles do reflect differently in a challenging environment.

Ankur Rudra

If I may have a follow-up, if I look at commoditized bread and butter services around outsourcing purely, and if I compare your guidance to that of Accenture which on an overall portfolio basis may have similar service lines, still is quite a stark diversity in what we see.

S. D. Shibulal

If you look at this quarter, we have good wins in the Business IT service space. We had 4 very pretty large deals this quarter and one of them more than $300 mn. We are seeing a traction in the Business IT services space. It is a very price sensitive space. Some of the deals don’t make sense for us. Some of the billion dollar plus deals which we see in the market are structured such a manner that we have to give upfront payment of the next 7 year profits after giving productivity improvements. Those kind of deals in some ways do not make sense for us. We are focused on quality revenue growth even in BITS space. For example of that would be the BPO. While the BPO is growing at 25%, it is not adding 25% of the effort. We are taking a different approach in different parts of the business and we will continue to focus on quality revenue in all portfolios.

Ankur Rudra

Just last part, I was just wondering if you could tie up the maintenance of the hiring guidance given your weaker outlook

S. D. Shibulal

It is a reflection of 2 or 3 things. Number one, we have given a guidance of 35,000 people to be hired this year out of which 13,000 is in BPO which is a reflection of the growth in BPO. BPO is growing at 25% and I go back to what I said that effort if not growing 25%. We are adding less than that. We have given 23,000 offers in the campus and if I take a conversion rate of 70% to 80% I will get about 18,000-20,000 people. We have given this commitment. They will all join us. They will go into training for the first 6 months and come into the work stream, that is about honoring the commitment. We are doing lateral recruitment on a selective basis in India and abroad. Those are required for either back filling the attrition or bringing in special skills into the organization.

Moderator

Thank you. The next question is from Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

I had a question on seeking some greater clarification on your pricing which I think is really more of a realization statistic. Is some of that really the utilization in your Consulting & Systems Integration area that is impacting the number?

S. D. Shibulal

Realization is being impacted by the portfolio mix change because Consulting and Systems Integration revenue productivity is definitely higher than our revenue productivity in the Business IT servies space. That is number one. Number two, there has been sporadic renegotiation of pricing in the Financial Services segment predominantly and some demands for discounts. These two factors have impacted the realization.

Edward Caso

Okay, great. My other question is on the guidance. When the guidance changes from last quarter to this quarter, how much of it reflects a changed view in the foreign exchange outlook, how much of it is pricing and how much of it is just business in general?

S. D. Shibulal

Our currency impact over FY 12 is 1%. Then the second piece of the impact will come from the pricing. Because if you look at the guidance, to achieve the minimum of 5% we have to grow our volumes by over 9%. So the volume growth is continuing but the pricing has an impact on the revenue. That is also factored in. The third piece would be the business impact. There are 3 pieces. About 1% is currency impact, then the second piece would be the impact in the pricing, third would be the impact from business.

Moderator

Thank you. The next question is from Priya Sunder from Avendus Securities. Please go ahead.

Priya Sunder

I wanted to understand more on the project that got cancelled, the $15 mn that reversed in the revenues? So what were the reasons behind that exactly?

S. D. Shibulal

It was a client-specific issue. It was a transformational program which got cancelled. We have reversed accrued revenue as a matter of prudence. It is a one-time event.

Priya Sunder

So I am trying to understand has the client has decided to hold back on the transformational project itself or has it been a vendor consolidation exercise which is the reason that you lost out?

S. D. Shibulal

No, it is not a vendor consolidation. In fact we have not lost the client. We are continuing to work with the client. They have cancelled one transformational program.

Priya Sunder

So you do not see any weakness in the rest of Europe?

S. D. Shibulal

We are seeing the environmental weakness as a reflection of the current situation but I would not take this as a secular event. This is a one-time client specific event.

Priya Sunder

The other thing on pricing, you have mentioned that it is mainly because of the portfolio change because consulting & system integration remains weaker. Even now your guidance implies the pricing to remain at Q1 levels for the remaining quarters. Now given that the environment remains weak, won’t you expect the revenues from consulting and system integration to continue to remain weaker and as a result pricing to further be impacted from here?

S. D. Shibulal

I don’t expect this will fall drastically. The revenue from consulting and system integration will be within a very narrow band. For the guidance purpose, we have taken the pricing as of the end of Q1. That is a normal practice.

Moderator

Thank you. The next question is from Bhuvnesh Singh from Barclays. Please go ahead.

Bhuvnesh Singh

I have got two questions. First one on guidance. Your language on guidance has changed now compared to your last 10 years history. Can you just explain to us that what is the new principle which you are using to hang your guidance?

S. D. Shibulal

I think the first principle on guidance is asymmetry of information. The purpose of the guidance is to remove the asymmetry of information between what we know and what is known outside. That has not changed. We believe that we need to convey the facts as we know it to the external world. That is the basic principle of guidance and that has not changed. The environment is very different, it is very challenging. When we look at the facts today and everything which we know and every conversation we are having with the clients, we are fairly confident that we can do at least 5% growth for the year. We have visibility into the client’s budgets, we have visibility into some of their plans and that is where that is originating from. At the same time because of the environment, because of the events which are unfolding, we are not sure about the quarter-to-quarter decisions which the clients will make and that has an impact on our quarterly numbers. One large program getting postponed, one large program seeing delay in ramp ups, they do have an impact. So at this point in time given the amount of facts which we know, we have decided not to give the quarterly guidance for the time being. The first principle has not changed. It is based on the environment. It is based on the knowledge of the facts which we have at this point in time.

Bhuvnesh Singh

Your guidance now you specifically used the term “at least” for the full year number. Does this mean that whatever happens, wherever the environment is, whatever cancellations, whatever you feel, at the end of the year we still see a 5% growth. Is this 5% growth still dependent on the external environment.

S. D. Shibulal

Our philosophy of the guidance also has some bearing on our visibility. We have always said that we have 65% visibility for the year and for the quarter we have 95% visibility. That is what we have said. Now if you look at revenue of $1.7 bn or $1.8 bn that 5% itself is a very large number. So when we say we are confident about the 5%, it is based on the fact which we know as of right now. You will never have 100% visibility for the next 3 quarters. When you take the 65% and extrapolate it with one more quarter you are probably talking about 75%-80% visibility for the remaining 3 quarters. We are using the facts which we know. We are using the models which we have and from those models we are arriving at the number. It is based on the facts which we know at this point in time.

Bhuvnesh Singh

Using the term “at least”, is your model internally changed, if instead of 65%, 75% visibility we have used earlier, do we at least have 80%-90% visibility that we will be able to deliver this? I am sorry for pressing on this but we have seen that at least 3 months visibility which we claim to be 95% has not worked now for 3 or 4 quarters.

V. Balakrishnan

When you have a very volatile environment, you either give a guidance with a large range or try to give a minimum. We have chosen the second part where we said we will do at least 5% because giving a larger range in a very volatile environment is also misleading. We have given a guidance based on what we feel comfortable because we have access to clients’ budgets, we know what the clients are thinking on spending and we have comfort on that. Whether that could change tomorrow? It could. If the world changes tomorrow, everything could change. But as of today, that is the comfort we have. Between quarters it is difficult to predict because there are projects which are supposed to start in a quarter, it is getting postponed to the next quarter. There are contracts which are supposed to be signed because the decision making process is slow, it gets pushed to the next quarter. Variance between quarters have increased but if you see a long-term one year where we have visibility to the client budget, we have greater comfort on the yearly number. That is what we have done. So ‘at least’ means that we will have 5% growth minimum based on the current environment and the current situation of the clients. Ttomorrow if the world collapses, who knows.

Bhuvnesh Singh

Bala, one more question, like we have talked about the pricing reduction of approximately 3% constant currency in the quarter. Now can you just explain to us whether the higher price services also have higher margins or is margins across services broadly similar?

V. Balakrishnan

Well if you take the Consulting & System Integration portfolio together, I think the margins are higher than the traditional application development and maintenance business. If you take pure consulting, the margins are lower but the multiplier effect there, is a flow down business we get through consulting. So I think if you take consulting and system integration as a portfolio, yes definitely the margin is higher than the traditional development and maintenance.

Bhuvnesh Singh

The reason why I asked is because this 3% impact on pricing is also impacting 3% on margin, so should it be a lesser impact because the pricing would not directly impact margins to full extent or is it full extent?

V. Balakrishnan

Margin impact could be less because we do get flow down business through consulting. Some part of it will flow into the margins in the application development maintenance space.

Moderator

Thank you. The next question is from Pinku Pappan from Nomura. Please go ahead

Pinku Pappan

Do you expect the remaining 3 quarters to show even kind of growth or do you think you would have more trouble, more weakness in the next quarter then may be some acceleration in next 2 quarters? What is the kind of seasonality you are looking at this year FY13?

V. Balakrishnan

If you look at the historical data, the first 2 quarters are always good quarters for us. You do see some slowdown in the third and fourth quarter. Third quarter more to do with the holiday season and fourth quarter is the first quarter when clients finalize the budget and start spending. This year it is very difficult to predict. If we knew that, we would have given a guidance for the next quarter. All we are saying is we have visibility for the year and we are giving a guidance for the full year. Between quarters the growth will evolve depending on how the macro environment is going to evolve. It is difficult to predict but our guidance of 5%, it implies average sequential growth of 3% for the next 3 quarters

Pinku Pappan

Do you think clients would fully spend their budgets this year?

V. Balakrishnan

Well, that is anybody’s call but looking at what budgets the clients have and our comfort on what they could spend, is what the 5% guidance is based on. If the environment becomes too bad probably clients may not spend their budgets.

Pinku Pappan

Just one question on Energy and Utilities. It has declined 25%, so I am assuming that the revenue reversal that you have shown is in Energy and Utilities but there has been a decline of I think $28 mn in that vertical, so is there some other trouble there. It is not just one client or it is more than one client.

S. D. Shibulal

There are no other client issues. The decline on the reversal of accrued revenue which we took was in Energy and Utilities space and in Europe.

Pinku Pappan

And Insurance do you think it has bottomed out or do you see more weakness there?

S. D. Shibulal

No, we are not seeing any unusual weakness other than the Financial Services related weakness in Insurance.

Pinku Pappan

Because Insurance has declined for 2 quarters consecutively, so I am just asking if you think it has bottomed out.

S. D. Shibulal

The environment is challenging and we do not expect any unusual decline in insurance.

Moderator

Thank you. The next question is from Pranav Tendulkar from Canara Robecco. Please go ahead

Pranav Tendulkar

I just have question on IMS and Testing Services. Actually it suddenly gave a spurt of 5%. So is it client specific or is it related to the type of deals that are coming up and Infosys is pitching for those kinds of deals?

Chandrashekar Kakal

Testing Services and Infrastructure Management Services continue to grow especially on the backdrop of clients moving more of their infrastructure consolidation work, data center, automation, transformation kind of work, all of which requires a lot of infrastructure related work. Also this infrastructure needs to be tested as well for performance, security, scalability, all of that. Combined together, I think we are seeing a good traction on the Infrastructure Management Services and Testing Services

Pranav Tendulkar

My question is that is it environment change or is it the Infosys strategy to push to this because these deals are more in the market now because for last year almost our services have been growing at a lesser rate than the overall industry, particularly IMS.

Chandrashekar Kakal

It is a combination of both. Infrastructure Management Services, IMS has grown last year also and continues to grow. We are also continuing to innovate in both these service lines and also integrating these services lines to come out with fresh service offerings and differentiation in these areas. Like I mentioned earlier, the infrastructure testing for example, is an area which is a resultant of the combination of Testing and Infrastructure Management Services. Like that we are constantly innovating in these 2 service lines and continuing to grow.

Pranav Tendulkar

Second question is about Europe. For the last 2-3 quarters, Europe was doing good and suddenly there is a 7.2% drop in constant currency. So are you seeing a stalled growth in Europe or are there client specific issues?

B. G. Srinivas

Overall in Europe while the macro environment looks challenging, our client environment is relatively steady. What you are seeing in terms of the sequential decline is not secular. The one-time reversal which happened in the Energy Utilities sector was in Europe and there was also some project ramp-downs in one of our clients in UK. That is a quarter specific issue. Overall for the full year, the pipeline looks reasonably good in the current environment. We do have businesses visibility across sectors and we continue to invest in Europe. We are not seeing anything unduly different in the last 3 months in Europe as of this point in time.

Pranav Tendulkar

When volume growth is 9%, somehow the pricing decline from here does not match the demand environment. I am just a little bit confused about the quarter ending pricing continuing throughout the year. I think that if 9% growth in volume will come it might increase in the pricing. Am I wrong?

S. D. Shibulal

There are multiple things. You have a currency impact of about 1%. Then you have a pricing impact because for the same volume growth if revenue productivity drops, your revenue comes down. There is a revenue impact because of the revenue productivity drop. The revenue productivity drop is because of the portfolio change as well as some of the sporadic renegotiations. But eventually it impacts the revenue on the volume and then you have some business impact. You have to factor in all this between the difference of 5% growth and about 9% volume growth.

Pranav Tendulkar

My last question is about Manufacturing. Manufacturing has seen about 3% in this quarter also and around 2% in the last quarter. Are you seeing any trend or any industry doing good in Auto or particularly in Manufacturing or anything?

B. G. Srinivas

See the sector is definitely doing reasonably well in the current environment. While the latest indications for different sectors within Manufacturing show varying trend, there is a little bit of slowness in the auto sector in Europe. US is doing reasonably okay. The Hi-Tech sector is doing well. The Industrial goods sector is definitely seeing signs of slowdown. But our presence in the sector across portfolio of services is giving us an advantage in terms of our growth in Consulting & System Integration, traditional Infrastructure Management Services and Application Management as well as core engineering services. Engineering Services continue to do well in the current environment and significant part of Engineering Services come from Manufacturing across Europe and in US. That’s how we are seeing growth even in today’s environment. For the full year again, we have good visibility and we expect the sector to do well. Also going back in time if you look at what happened in 2007-08 whenever there was any impact on Financial Services, the impact on Manufacturing came with a 6 months time lag.

Moderator

Thank you. The next question is from Pankaj Kapoor form Standard Chartered Securities. Please go ahead.

Pankaj Kapoor

A few questions on the guidance. I just wanted you to do a parallel with the 2008-2009 environment and the kind of visibility that you had then on the full year spend of the IT budgets. How does the current environment compare to that? Second, are you expecting any kind of a budget flush in the 3rd Quarter in this guidance?

V. Balakrishnan

2008-09 was a different era. You had the same kind of uncertainty related to client’s budget and their spending but recovery happened quickly. You had 2 quarters of pain but you had recovery happening much more quickly. It was a V-shaped recovery. Today we are in different environment. It is not a new normal, it is new-new normal where the recovery in all the global developed markets is going to take a longer time. To that extent the uncertainty is panning out to over a longer period of time, the confidence is low. To that extent I think clients are also very cautious about the spending and whether there could be budget flush or not it depends on how the environment evolves.

Pankaj Kapoor

Just one clarification on this reversal of the revenues, the cost associated with that particular project have we done anything on that as well or we have accounted for them in the P&L?

V. Balakrishnan

No, cost is already incurred. It is a reversal of revenue already accrued because that project got cancelled.

Pankaj Kapoor

So the entry was in the unbilled revenues?

V. Balakrishnan

Yes, part of it is in unbilled revenues.

Moderator

Thank you. The next question is from Arindam Bhattacharjee from Genesis Investment Management. Please go ahead.

Arindam Bhattacharjee

Thanks, I have two questions. First one is related to attrition. Could you give us some color on the attrition level and also your utilization seems to have come down for the last couple of quarters, so where do we see employee utilization going ahead?

S. D. Shibulal

Attrition is 14.9% which is marginally up from last quarter. But that is very usual for the first quarter because we have a large number of people going for education in the first quarter, that also is reflected in this. On the utilization front, our utilization is 71%. We expect it to remain between 69 to 72% for the time being. That is because of the large bench which we have plus some of the people who will join us. Our comfort level in the utilization is 78-81%.

Arindam Bhattacharjee

Second question is you mentioned about the pricing on selective discounts in the BFSI vertical. Just in a broader sense, in the past you have mentioned that you do see a lot of commoditization of services and you have stayed away from that. I just wanted to understand your thought process behind this pricing discount. Does that mean you are more willing to give further discounts in the future? Does that mean higher volume growth going forward? How do you look at pricing?

S. D. Shibulal

We continue to look at pricing as a portfolio. We have to look at pricing on a deal by deal basis at the unit level. Our units are fully empowered to take the right decision on a deal by deal basis on the pricing. At the same time at the company level, we look at it as a portfolio. What we are trying to build it is a balance portfolio of services which will allow us to create high-quality growth. Going back to the remark I made, I specifically use the word ‘sporadic’. It is not wide spread, it is not secular in nature. We have seen sporadic price renegotiations and discount demands in FSI segment which is undergoing serious challenges. We don’t expect this to be a secular trend.

Moderator

Thank you. The next question is from Bhavan Suri from William Blair & Company. Please go ahead.

Rahul

I just wanted to dig a little deeper into the pricing discount. Could you tell me exactly what types of services these customers are asking discounts for, is it more Application Development or Maintenance?

B.G. Srinivas

In the Financial Services sector, pricing discounts cut across services, both application development and maintenance as well as even in consulting and system integration work. Obviously when the overall budgets are under pressure, there is definitely a move to get more for less. In that context there is a competitive pressure as well. At the same time when there has been IT budget cuts and clients are looking for squeezing cost out of ‘Run-The-Bank’ applications to fuel budgets into some of the ‘change initiatives’ within the bank. We are seeing this in few of our clients. There has been a relook at the current cost structures and that is where we are seeing these renegotiations. At the same time in financial services in few of client engagements we have also seen annuity price increases though the net impact has been more negative because the discounts have been larger than the upside.

Rahul B

In the last quarter you had given a metric on the products and platform business about $350 mn TCV. Anyway you could update that number for us?

S. D. Shibulal

This quarter we have added app $ 27 mn, so it is over $380 mn

Moderator

Thank you. The next question is from Divya Nagrajan from UBS. Please go-ahead.

Divya Nagarajan

Just a couple of questions on what really happened during the first quarter as well as the full-year guidance? I understand we have had the deteriorating business environment during the quarter but volume seem to have surprised on the positive side. It is really a mix change plus the project cancellation that has really let us down. So I am trying to understand if volumes are really better than expected than the visibility we had at beginning of the quarter, how does that gel with the overall business environment and where is this volume uptick coming from? Even for the full-year I think our volume guidance pretty much is intact vis-à-vis your earlier guidance. So is it really a mix shift that we have seen in the first quarter that is prompting this guidance downgrade? If there is a further mixshift would you have rather not kept another buffer in the guidance given the 5% essentially builds in only the Q1 impact?

S. D. Shibulal

So as you rightly said in first quarter the volume went up by 2.7%. Even if you look at the growth, the top 5 has grown by 4%, top 10 has grown by 2.4%. If you apply constant currency and eliminate that single cancellation. our numbers will be $ 1780 mn which is right at the middle of the guidance we gave. We had 2 events, one is currency which had an impact of $11 mn. Secondly, we took a one-time impact of reversal of revenue $15 mn. If you add both together you will get $26 mn and that takes it down $ 1.752 bn, that is where we ended up. So that is the first answer to Q1.

The second answer on the guidance, there are 3 factors which are impacting guidance. One is the currency impact. Even if nothing had changed, the guidance would have changed by app 0.5 % because of the cross currency movement because our 8%-10% was based on a set of currency conversion or currency rates as of the beginning of Q1. Then there is an impact because of the pricing decline because at the same volume, you get a different revenue because of the price decline. That also has to be factored in. Plus there is some business impact. So all these 3 factors are taken into account in reshaping the guidance to at least 5%.

Divya Nagarajan

So if I look at the fact that the volume guidance is practically untouched, we are essentially pricing in the mix that we have at the end of this quarter and taking away about 4% to 4.5% from that to get to the 5% impact. I am just wondering if there is any further buffer left for any such impact that we have had in the first quarter in case there is another project cancellation or there is a mix change, then would we have to revise our guidance downwards. I think one of my colleagues had the same question earlier but I’m just wondering would it then not have been more prudent to say to guide more conservatively and keep a buffer rather than to have a 5% where it looks like if this could be subject to the revision downwards.

S. D. Shibulal

We have a model which we go through with and that is the model which we have used all the time. We look at a certain amount of visibility for the quarter and for the year. We do a ground up number and there are multiple other things. We do a client survey, we do a ground up number, we look at the current volume and extrapolate. We have not changed the model. Whatever certainty or uncertainty which was there in the previous guidance, the same exist. It is not like we have 100% of the revenue in the bag to give this guidance. We still have a catch up to do with new revenues for the rest of the year to achieve at least 5%. But it is a normal thing because whatever we have done in the past is what we have used this time also.

Divya Nagarajan

Fair enough. Bala, question for you. We would have had a good impact of currency during the quarter but pretty much ended up with where we guided for the beginning of the quarter at about 200 basis points drop. How have you utilized the benefits from currency? I understand some of it went away in the one-off items but could you just run us through where we spent the rest of it and what are your plans of assuming the currency stays at current levels, what do you expect to do with currency benefits for the rest of the year?

V. Balakrishnan

Most of the currency benefits have gone because of the price reduction what you have seen in the first quarter and the other investments which we talked about in the beginning of quarter has come in, so the margin has come as expected at 200 points down. For the full year we are predicting stable operating margin within a narrow band of 50-100 basis points. Some of the currency benefit has gone into the price reduction what we saw in the first quarter and we are assuming that pricing will be at the same level for the rest of the year. That is where it has gone.

Moderator

Thank you. The next question is from Sagar Rastogi from Credit Suisse. Please go-ahead.

Anantha Narayan

This is Anantha. Bala I just have one question on the average realization. While we understand there are a lot of moving parts to that number and there will be some volatility from time to time, is it possible for you to quantify how much of the decline this quarter was solely on account of the price renegotiations?

V. Balakrishnan

We have not seen across-the-board pricing renegotiation. It has happened sporadically with some of the clients but otherwise the pricing environment is stable. Most of it has to do with the portfolio change, either in the services mix or in the customer mix. I don’t think it is across the board price reduction phenomenon.

Ananta Narayan

Is the contribution of this price renegotiation meaningful to this 400 basis points decline for the quarter or it will be a very small number?

V. Balakrishnan

Our contribution from Consulting and System Integration practice has come down by 1%-1.5% in the first quarter. That normally comes at 40%-50% higher billing rate than the traditional Application Development and Maintenance business and that contributed to some extent towards the reduction. Rest of it could be the change in customer mix or sporadic pricing decline. It is difficult to quantify.

Moderator

Thank you. Ladies and gentlemen due to time constraints we will take one last question from Viju George from JP Morgan. Please go ahead.

Viju George

On your annual guidance, now typically you have 90%-95% visibility into the quarter and visibility is much lesser further out. I’m just curious to understand that when your quarterly track recording meeting guidance has not been really that good off-late, you suspended that but what gives you confidence that your visibility 3 quarters out is still holding good to be able to do 5% annual guidance, I mean why suspend quarterly growth guidance but retain annual growth guidance? Why not suspend it too?

V. Balakrishnan

It is a great suggestion but we have greater confidence in the yearly growth based on what we saw in the clients’ IT budgets and what they are telling us on the spending. That is why we have given that. If we don’t have the confidence in that, we would not have given that guidance.

Viju George

Just the housekeeping question, when you took the cancellation of $15 mn in this quarter. Does that also reflect in the per capita productivity metric that you have shown that is in your pricing? Should we adjust for that when you are trying to read how much of the decline has really happened?

V. Balakrishnan

Well that $15 mn reversal, part of it also came from unbilled revenues. It impacted the pricing but it may not be materially different because you are talking about $15 mn on a huge base of billed manmonths.

Moderator

Thank you. Ladies and gentlemen that was the last question. I would now hand over the conference to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again during the course of the quarter. Thanks and have a good day.

Moderator

Thank you very much, members of the management team. Ladies and gentlemen, with that we conclude this conference call. Thank you for joining us and you may now disconnect your lines.